UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

_______________________

Gevity HR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

374393106

(CUSIP Number)

Thomas J. Murphy

c/o General Atlantic Service Company, LLC

3 Pickwick Plaza

Greenwich, Connecticut 06830

Tel. No.: (203) 629-8600

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

_______________________

January 16, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374393106	Page 2 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HR Acquisitions, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 3 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 4 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 84, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 374393106	Page 5 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 6 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 7 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 374393106	Page 8 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 374393106	Page 9 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 374393106	Page 10 of 19

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,211,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,211,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 374393106	Page 11 of 19

This Amendment No. 2 (this “Amendment”) to the Schedule 13D filed on May 27, 2008, as amended by Amendment No. 1, dated July 30, 2008 (the “Schedule 13D”) by the Reporting Persons (as such term is defined in the Schedule 13D) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Gevity HR, Inc., a Florida corporation (the “Company”), and is being filed to amend the Schedule 13D as specifically set forth below.

The information set forth in the Exhibit to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibit.  Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are HR Acquisitions, LLC, a Delaware limited liability company (“HR”), General Atlantic LLC, a Delaware limited liability company (“GA”), General Atlantic Partners 84, L.P., a Delaware limited partnership (“GAP 84”), GapStar, LLC, a Delaware limited liability company (“GapStar”), GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), GAP Coinvestments CDA, L.P., a Delaware limited partnership (“CDA”), GAPCO GmbH

CUSIP No. 374393106	Page 12 of 19

& Co. KG, a German limited partnership (“KG”), and GAPCO Management GmbH, a German corporation (“GmbH Management” and, collectively with GA, GAP 84, GapStar, GAPCO III, GAPCO IV, CDA and KG, the “Reporting Persons”).  The Reporting Persons (other than KG and GmbH Management) are located at c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located at c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany.  Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

GAP 84, GapStar, GAPCO III, GAPCO IV, CDA and KG are the sole members of HR. GA is the general partner of each of GAP 84 and CDA. GA is also the sole member of GapStar.  The managing members of GAPCO III and GAPCO IV are managing directors of GA.  GmbH Management is the general partner of KG. There are 26 managing directors of GA (the “GA Managing Directors”).  The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and hereby incorporated by reference. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

None of the Reporting Persons and none of the individuals on Schedule A has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

CUSIP No. 374393106	Page 13 of 19

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

On January 16, 2009, General Atlantic Service Company, LLC (an affiliate of the Reporting Persons) (“GASC”) entered into a letter agreement (the “Standstill Amendment”) with the Company pursuant to which the effective period of the Standstill Agreement, dated July 30, 2008, between the Company and GASC was extended to April 30, 2009. This description of the Standstill Amendment is qualified in its entirety by reference to the Standstill Amendment, a copy of which is attached as Exhibit 3 to the Schedule 13D and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

See Item 4 for a description of the Standstill Amendment.  A copy of the Standstill Amendment is filed herewith as Exhibit 3 and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended by adding the following at the end thereof:

Exhibit 3:	Standstill Amendment, dated as of January 16, 2009 between the Company and GASC.

CUSIP No. 374393106	Page 14 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2009

HR ACQUISITIONS, LLC By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GENERAL ATLANTIC LLC By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GENERAL ATLANTIC PARTNERS 84, L.P. By: General Atlantic LLC, Its general partner By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GAP COINVESTMENTS III, LLC By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: A Managing Member
GAP COINVESTMENTS IV, LLC By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: A Managing Member

CUSIP No. 374393106	Page 15 of 19

GAPSTAR, LLC By: General Atlantic LLC, Its sole member By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GAP COINVESTMENTS CDA, L.P. By: General Atlantic LLC, Its general partner By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GAPCO GMBH & CO. KG By: GAPCO Management GmbH, Its general partner By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director
GAPCO MANAGEMENT GMBH By: /s/ Matthew Nimetz Name: Matthew Nimetz Title: Managing Director

CUSIP No. 374393106	Page 16 of 19

Schedule A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
John Bernstein	83 Pall Mall, Fourth Floor London SW1Y 5ES United Kingdom	United Kingdom
H. Raymond Bingham	228 Hamilton Avenue Palo Alto. California 94301	United States
Peter L. Bloom	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Mark F. Dzialga	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
William O. Grabe	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Abhay Havaldar	151 -152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
David C. Hodgson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Rene M. Kern	3 Pickwick Plaza Greenwich, Connecticut 06830	United States and Germany
Jonathan Korngold	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Christopher G. Lanning	3 Pickwick Plaza Greenwich , Connecticut 06830	United States
Jeff X. Leng	Suite 2007-10, 20th Floor One International Finance Center 1 Harbour View Street Central Hong Kong	Hong Kong SAR
Anton J. Levy	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Marc F. McMorris	228 Hamilton Avenue Palo Alto, California 94301,	United States
Thomas J. Murphy	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Matthew Nimetz	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Ranjit Pandit	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	United States and India
Andrew C. Pearson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Raul R. Rai	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
David A. Rosenstein	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

CUSIP No. 374393106	Page 17 of 19

Sunish Sharma	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
Oliver Thum	Koenigsallee 62 40212 Dusseldorf, Germany	Germany
Tom C. Tinsley	2401 Pennsylvania Avenue N.W. Washington. D.C. 20037	United States
Philip P. Trahanas	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Florian P. Wendelstadt	83 Pall Mall, Fourth Floor London SW1Y 5ES, United Kingdom	Germany

CUSIP No. 374393106	Page 18 of 19

EXHIBIT 3

to SCHEDULE 13D

STANDSTILL AMENDMENT

PERSONAL AND CONFIDENTIAL

January 16, 2009

General Atlantic Service Company, LLC

3 Pickwick Plaza

Greenwich, CT 06830

Attention: David C. Hodgson

Ladies and Gentlemen:

The undersigned desire to execute this letter agreement to modify certain provisions of the letter agreement, dated July 30, 2008, by and between Gevity HR, Inc., a Florida corporation (“Gevity”) and General Atlantic Service Company, LLC (“GA”) regarding certain “standstill” provisions (the “Standstill Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Standstill Agreement.

1.

The clause “for a period of six (6) months from the date of this letter agreement” set forth in the first sentence of second paragraph of the Standstill Agreement is hereby deleted and replaced with the clause “until April 30, 2009”.

2.

Notwithstanding anything to the contrary set forth in Standstill Agreement, if prior to the expiration of the Standstill, the Company (a) enters into a standstill agreement with a third party (a “Third Party Standstill”) with a term that expires prior to April 30, 2009 or (b) amends a Third Party Standstill to reduce the term of the Third Party Standstill such that it expires prior to April 30, 2009, then the Standstill Agreement will be deemed automatically amended to expire on the date that corresponds to the expiration of the Third Party Standstill and Gevity will promptly notify GA of such Third Party Standstill or amendment, as applicable.

Other than as expressly modified pursuant hereto, all provisions of the Standstill Agreement remain unmodified and in full force and effect in accordance with the terms thereof.

[Signature Page Follows]

CUSIP No. 374393106	Page 18 of 19

Please indicate your concurrence and acceptance of the amendments to the Standstill Agreement set forth herein by signing below.

Very truly yours,

Gevity HR, Inc.

By: /s/ Garry Welsh

Name: Garry Welsh

Title:   Senior Vice President

Chief Financial Officer

Confirmed and Agreed to:

General Atlantic Service Company, LLC

By: /s/ David C. Hodgson

Name: David C. Hodgson

Title:   Vice President

Date:	1/16/09